Exhibit 99.3

SCAILEX CORPORATION LTD.

PROXY FOR THE 2008 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON FEBRUARY 5, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints YAHEL SHACHAR, SHACHAR RACHIM and DAVID SHULMAN and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Scailex Corporation Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on January 6, 2009, at the 2008 Annual and Extraordinary General Meeting of Shareholders (the “General Meeting”) to be held at the offices of the Company, 48 Ben Zion Galis Street, Segula Industrial Area, Petach Tikva, Israel, on February 5, 2009 at 11:00 a.m. (Israel time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of the General Meeting and the Proxy Statement of the Company relating thereto.

The undersigned acknowledges receipt of the Notice of the General Meeting and the Proxy Statement and Supplement to Proxy Statement of the Company relating to the General Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the manner of vote, this Proxy will be voted FOR the election of each of the nominees for director named in Proposals 1 and 2 and FOR Proposal 5. If no direction is made with respect to the manner of vote for Proposals 3 and 4, provided the respective declarations as to personal interest are duly made, this Proxy will be voted FOR such proposals. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2008 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

SCAILEX CORPORATION LTD.

FEBRUARY 5, 2009

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

œ Please detach along perforated line and mail in envelope provided. œ

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL DIRECTORS LISTED IN PROPOSALS 1 AND 2
AND “FOR” PROPOSALS 3, 4 AND 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLACK OR BLUE INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
		1.	To elect the following six directors:
			i. Ilan Ben Dov	☐	☐	☐
			ii. Yossi Arad	☐	☐	☐
			iii. Iris Beck	☐	☐	☐
			iv. Shalom Singer	☐	☐	☐
			v. Dr. Arie Ovadia	☐	☐	☐
			vi. Yehiel Finegold	☐	☐	☐
		2.	To re-elect Yoav Biran as an Outside Director for an additional three-year term.	☐	☐	☐
WARNING: If you, or a related party of yours, have a personal interest in the approval of Proposals 3(a) or 4(a), as described in the Proxy Statement and Supplement to the Proxy Statement, you must declare such personal interest by marking the AGAINST box in your response to 3(b) and/or 4(b) opposite, as the case may be. Failure to indicate whether or not you have a personal interest will disqualify your vote on such proposal or proposals.		3.	(a) To approve the grant of indemnification and exculpation to Mr. Ilan Ben Dov, Chairman of our board of directors and a controlling shareholder of Scailex.	☐	☐	☐
(b) Declaration as to Personal Interest
			I DO NOT have a personal interest in the approval of the transaction contemplated in Proposal 3. (If you do not have a personal interest, mark the “FOR” box. If you have a personal interest, mark the “AGAINST” box.)	☐	☐
		4.	(a) to approve the Company entering into an agreement for the purchase of its own shares from Tao Tsuot Ltd., a company controlled by a controlling shareholder of Scailex.	☐	☐	☐
(b) Declaration as to Personal Interest
			I DO NOT have a personal interest in the approval of the transaction contemplated in Proposal 4 (If you do not have a personal interest, mark the “FOR” box. If you have a personal interest, mark the “AGAINST” box.)	☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	5.	To approve the re-appointment of Brightman Almagor, Zohar & Co., as independent auditors for the fiscal year ended December 31, 2009 and to authorize the board of directors to fix the independent auditors' remuneration.	☐	☐	☐

Signature of shareholder	Date:	Signature of shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holderr should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.